SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general that the 63rd Eletrobras Annual General Meeting ("63rd AGM") held on April 27, 2023 approved the proposal for distribution of minimum mandatory dividend for the fiscal year ending 2022, in the total amount of BRL 863,402.037.50, to the Company's shareholders that hold the classes "A", "B" and special classes (golden share) shares and common shares, as set forth in the Company's Bylaws ("Dividends").

The total amount of the Dividends to be paid to the holders of: (i) class "A" preferred shares is BRL 292,596.41 equivalent to BRL 2.052458330936660 per class "A" preferred share, (ii) class "B" preferred shares is BRL 418,134,932.52 equivalent to BRL 1.493651682000000 per class "B" preferred share; (iii) special class preferred shares (golden share) is BRL 0.22 equivalent to BRL 0.220928937550673 per special class preferred share (golden share); and (iv) common shares is BRL 444,974,508.36, equivalent to BRL 0.220928937550673 per share.

The unit values of dividend per share disregard the treasury shares on April 27, 2023.

In addition, only the shareholders of the Company holding shares, which are included in the shareholding base on the date of the 63rd AGMs’, that is, on April 27, 2023 (inclusive), will be entitled to receive the Dividends. Therefore, the class "A" and "B" preferred shares and the common shares issued by the Company, traded as of April 28, 2023, inclusive, will not be entitled to receive Dividends (i.e., they will be traded ex-dividends).

Form of Payment. The amount of the Dividends due to the shareholders with shares under custody of B3 S.A. - Brasil, Bolsa, Balcão ("B3") will be paid to B3, which will pass them on to the shareholders through the custody agents. The payment of the Dividends to the other shareholders will be made by credit in current account, according to the registration data of the respective shareholders with Banco Bradesco S.A., the Company's bookkeeping agent ("Bookkeeping Agent"). Shareholders whose registration data is outdated shall go to an agency of the Bookkeeping Agent to have their registration data updated in order to receive the amount of Dividends due.

Term of Payment. The term for payment of the Dividends will be up to 60 days as of the present date, that is, pursuant to paragraph 3 of article 205, of Law 6,404 of December 15, 1976, as amended ("Brazilian Corporate Law”). The Dividend payment date will be announced in due course by the Company.

Additional Information. Additional information regarding the auction may be obtained by shareholders by contacting the Company's Investor Relations Superintendence through the e-mail address: ombudsman-ri@eletrobras.com.

Rio de Janeiro, April 27, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past but rather reflect the beliefs and expectations of our management and may constitute estimates and projections regarding future events under the terms of Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities and Exchange Act of 1934, as amended. The expressions “believes”, “may”, “estimates”, “continues”, “projects”, “intends”, “expects” and similar phrases are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and overseas, changes in interest rates, inflation and the value of the Real, changes in volumes and pattern of consumer electricity use, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents registered with CVM (the Brazilian Securities and Exchange Commission) and SEC. Estimates and projections exclusively refer to the date on which they were expressed and we are not subject to any obligation to update these estimates or projections due to the identification of additional information information or future events. The future results for operations and the initiatives of the Companies may differ from current expectations, and investors must not rely exclusively on the information contained herein. These materials contain calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.